Exhibit 99.3

Austral De-listing From AMEX

Wellington, New Zealand – June 6, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

New Zealand-based exploration and production company, Austral Pacific Energy Ltd. has begun the process to de-list from the American Stock Exchange (AMEX).

Commenting on the decision, CEO Thompson Jewell stated “We’re listed on exchanges in New Zealand, Canada and the U.S. Maintaining three listings is a very costly and resource-intensive business that puts strain on our management and compliance load, without adding any tangible benefit to our shareholders or corporate governance standards.

“De-listing from the AMEX is a sensible and efficient option at this time, as we seek to reduce costs and concentrate on increasing production and cash flow from our operations.”

The shareholder base is international, with 34% of the company’s shareholder base in New Zealand and 46% in the United States and Canada. The AMEX currently accounts for some 65% of the trading volume in Austral Pacific shares. The Company’s last trading day on the AMEX is expected to be June 27, 2008.

Jewell confirmed that North American shareholders will continue to be able to trade the company’s stock on the TSX Venture Exchange (TSX-V) and the New Zealand Stock Exchange (NZSX) and therefore the company does not intend to arrange for trading of its common shares on any other national securities exchange or quotation medium in the United States. The company’s trading symbol on TSX-V and NZSX is APX.

All public disclosure documents will continue to be filed with the Securities and Exchange Commission, the Canadian Securities’ Commissions, NZSX and on the company’s website – www.austral-pacific.com

In other corporate news, and further to its news release of April 28, 2008, the Company now confirms that it has issued 1,056,338 shares to its loan facility provider, Investec Bank (Australia) Limited, to total value of US$750,000 (based on the market price at March 19, 2008), as a work fee for the agreed restructuring of the company’s loan facility.

Web site:	www.austral-pacific.com
Email:	ir@austral-pacific.com
Phone:	Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6962

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.